Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

TSX: PDL, PDL.WT
AMEX: PAL, PAL.WS

North American Palladium Announces

Second Quarter Production Results

TORONTO, July 17 – North American Palladium Ltd. today announced production results for the three month period ending June 30, 2008.

Highlights for the Quarter

•                  Total palladium production for the quarter ended June 30, 2008 of 65,791 ounces was roughly on par with production of 66,651 ounces in the same quarter last year.

•                  Mill head grade for the second quarter of 2008 improved to 2.35 g/t palladium versus head grade of 2.26 g/t in the same period last year.

•                  An average palladium spot price of US$444 per ounce for the quarter ended June 30, 2008 represents a 21% increase over the average spot price of US$368 in the same period last year.

Results of Operations

For the second quarter of 2008, the Company’s Lac des Iles Mine produced 65,791 ounces of palladium at an average head grade of 2.35 g/t.  This is roughly on par with production of 66,651 ounces at 2.26 g/t in the same quarter last year.  A series of record rainfalls during the second half of June led to changes in the short-term mine plan due to high water levels in the open pit. This situation is expected to be corrected by the end of July.

Mill availability at 87.8% in the second quarter of 2008 declined slightly versus 89.9% for the same period last year.  A total of 1,154,842 tonnes of ore were processed during the second quarter for an average of 12,691 tonnes per day (tpd) at a palladium recovery rate of 75.3%, compared to 1,244,067 tonnes or 13,671 tpd at a recovery of 73.5% in the same period last year.

During the quarter, the underground mine continued to deliver consistent results and high grades.  Underground tonnage averaged 2,117 tpd for the quarter versus an average of 2,141 tpd in the same quarter a year ago.  Palladium head grade from the underground improved to 5.82 g/t compared to 5.36 g/t in the same period last year.

	Second Quarter
	2008	2007
Palladium
Ore Milled (tonnes)	1,154,842	1,244,067
Ore Milled (tpd)	12,691	13,671
Head Grade (g/t)	2.35	2.26
Recovery (%)	75.3	73.5
Mill Availability (%)	87.8	89.9
Production (oz)	65,791	66,651
By-Product Metals
Platinum (oz)	5,093	5,904
Gold (oz)	5,026	4,739
Nickel (lbs)	873,406	716,096
Copper (lbs)	1,515,479	1,310,484

North American Palladium has not hedged any of its current or future production.

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium.  The Company’s core palladium business at the Lac des Iles Mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.  The Company is actively progressing its three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles Mine, the Shebandowan West Project, located approximately 100 kilometres from the mine, and the Arctic Platinum Project in Finland.  Please visit www.napalladium.com for more information.

For further information please contact:

Jim Excell

President and Chief Executive Officer
Tel:      (416) 360-7971 Ext. 223

Email:  jexcell@napalladium.com

Linda Armstrong

Director, Investor Relations

Tel:      (416) 360-7971 Ext. 226

Email:  larmstrong@napalladium.com

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.